SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Johnson Controls, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.50% Convertible Senior Notes due 2012
Equity Units, in the form of Corporate Units, stated amount $50.00 per unit
(Title of Class of Securities)
478366 AS6 and 478366 602
(CUSIP Number of Class of Securities)
Jerome D. Okarma, Esq.
Vice President, Secretary and General Counsel
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, Wisconsin 53209-4408
(414) 524-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Patrick G. Quick, Esq. Mark T. Plichta, Esq. Foley & Lardner LLP 777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400	Edward S. Best, Esq. Bruce F. Perce, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,850,059,333	$103,233

*	Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $2,282.50, the average of the bid and ask price of Johnson Control’s 6.50% Convertible Notes due 2012 (the “Convertible Notes”) on August 18, 2009, and (ii) the quotient of (x) $402,500,000, the aggregate principal amount at maturity of Convertible Notes which are sought for exchange, and (y) $1,000, plus (b) the product of (i) $123.97, the average of the high and low price of Johnson Control’s Equity Units, stated amount $50.00 in the form of Corporate Units (the “Corporate Units”) on August 17, 2009, and (ii) 8,550,000, the number of Corporate Units sought for exchange, less (c) $128,590,417, the maximum aggregate amount of cash to be paid by Johnson Controls pursuant to the Exchange Offers, assuming that the Exchange Offers are fully subscribed by holders of the Convertible Notes and Corporate Units (including payment of accrued interest on the Convertible Notes and cash distributions on the Corporate Units).

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $103,233

Form or Registration No.: Form S-4

Filing Party: Johnson Controls, Inc.

Date Filed: August 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Johnson Controls, Inc., a Wisconsin corporation (“Johnson Controls” or the “Company”), relating to (a) an offer (the “Convertible Notes Exchange Offer”) by the Company to exchange any and all of its outstanding 6.50% Convertible Senior Notes due 2012 (the “Convertible Notes”) for the following consideration per $1,000 principal amount of Convertible Notes: (i) 89.3855 shares of the Company’s common stock, (ii) a cash payment of $120.00, and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash, and (b) an offer (the “Corporate Units Exchange Offer” and collectively with the Convertible Notes Exchange Offer, the “Exchange Offers”) by the Company to exchange up to 8,550,000 units, or 95%, of its outstanding Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”) comprised of a purchase contract obligating the holder to purchase from the Company shares of its common stock, and a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 principal amount of the Company’s 11.50% Subordinated Notes due 2042 (the “Subordinated Notes”), for the following consideration per Corporate Unit: (i) 4.8579 shares of the Company’s common stock, (ii) a cash payment of $6.50 and (iii) a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash. The Company is not offering to exchange any Equity Units in the form of Treasury Units.
     Each Exchange Offer commenced on August 20, 2009 and shall expire at 11:59 p.m., New York City time, on September 17, 2009, unless extended or earlier terminated by the Company. The Exchange Offers will be made upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-161456) filed with the Securities and Exchange Commission on August 20, 2009, as amended by Amendment No. 1 thereto filed on September 4, 2009 (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.
     The Schedule TO is filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offers” and “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     The name of the subject company is Johnson Controls, Inc. The address of the Company’s principal executive offices is 5757 N. Green Bay Avenue, Milwaukee, Wisconsin 53209-4408. The Company’s telephone number is (414) 524-1200.
(b) Securities.
          The subject classes of securities are (a) the Company’s 6.50% Convertible Senior Notes due 2012, and (b) the Company’s Equity Units, in the form of Corporate Units, stated amount $50.00 per unit. As of the date hereof, $402,500,000 aggregate principal amount of Convertible Notes and 9,000,000 Equity Units were outstanding.
(c) Trading Market and Price.
     The information set forth in the Prospectus in the section entitled “The Exchange Offers—Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a) Name and Address.
          Johnson Controls, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.
          Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Stephen A. Roell	Chairman of the Board, President and Chief Executive Officer
Dennis W. Archer	Director
Robert L. Barnett	Director
Natalie A. Black	Director
Robert A. Cornog	Director
Richard Goodman	Director
Jeffrey A. Joerres	Director
William H. Lacy	Director
Southwood J. Morcott	Director
Eugenio Clariond Reyes-Retana	Director
R. Bruce McDonald	Executive Vice President and Chief Financial Officer
Susan F. Davis	Executive Vice President of Human Resources
Jeffrey G. Augustin	Vice President, Finance- Building Efficiency
Dr. Beda Bolzenius	Vice President and President, Automotive Experience
Colin Boyd	Vice President, Information Technology and Chief Information Officer
Jeffrey S. Edwards	Vice President and General Manager, Japan and Asia Pacific, Automotive Experience
Charles A. Harvey	Vice President, Diversity and Public Affairs
Susan M. Kreh	Vice President and Corporate Controller
Alex A. Molinaroli	Vice President and President, Power Solutions
C. David Myers	Vice President and President, Building Efficiency
Jerome D. Okarma	Vice President, Secretary and General Counsel
Jacqueline F. Strayer	Vice President, Corporate Communication
Frank A. Voltolina	Vice President and Corporate Treasurer
     The address and telephone number of each director and executive officer is: c/o Johnson Controls, Inc., 5757 N. Green Bay Avenue, Milwaukee, Wisconsin 53209-4408, and each person’s telephone number is (414) 524-1200.
Item 4. Terms of the Transaction.
(a) Material Terms.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “The Exchange Offers,” “Comparison of Rights of Holders of Convertible Notes, Corporate Units and Our Common Stock,” “Description of Our Capital Stock,” and “Material United States Federal

Income Tax Considerations,” as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.
(b) Purchases.
          The information set forth in the Prospectus in the section entitled “Interests of Directors and Executive Officers” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Prospectus in the sections entitled “Comparison of Rights of Holders of Convertible Notes, Corporate Units and Our Common Stock” and “Description of Our Capital Stock” is incorporated herein by reference.
     The Company is party to the following agreements (which are filed as exhibits to this Schedule TO) in connection with the Equity Units:
          (1) Underwriting Agreement, dated March 10, 2009, among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein;
          (2) Purchase Contract and Pledge Agreement, dated March 16, 2009, among Johnson Controls, Inc., U.S. Bank National Association, as Purchase Contract Agent, and U.S. Bank National Association, as Collateral Agent, Custodial Agent and Securities Intermediary;
          (3) Subordinated Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee;
          (4) Supplemental Indenture No. 1, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee; and
          (5) Form of Remarketing Agreement among Johnson Controls, Inc., U.S. Bank National Corporation, as the Reset Agent and the Remarketing Agent and U.S. Bank National Corporation, as the Purchase Contract Agent.
     The Company is party to the following agreements (which are filed as exhibits to this Schedule TO) in connection with the Convertible Notes:
          (1) Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein;
          (2) Senior Indenture, dated January 17, 2006, between Johnson Controls, Inc. and U.S. Bank National Association, as successor trustee to JPMorgan Chase Bank, National Association; and
          (3) Supplemental Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee.
     The Company is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Company’s securities:
Letter of agreement dated December 6, 1990 between Johnson Controls, Inc., LaSalle National Trust, N.A. and Fidelity Management Trust Company which replaces LaSalle National Trust, N.A. as Trustee of the Johnson Controls, Inc. Employee Stock Ownership Plan Trust with Fidelity Management Trust Company as Successor Trustee, effective January 1, 1991; Officer’s Certificate, dated January 17, 2006, creating the 5.250% Fixed Rate Notes due 2011, the 5.500% Fixed Rate Notes due 2016 and the 6.000% Fixed Rate Notes due 2036;

Johnson Controls, Inc. 1992 Stock Option Plan, amended and restated effective January 1, 2009; Johnson Controls, Inc. Common Stock Purchase Plan for Executives as amended November 17, 2004 and effective December 1, 2004; Johnson Controls, Inc. Director Share Unit Plan, amended and restated effective January 1, 2008; Johnson Controls, Inc. 2000 Stock Option Plan, amended and restated effective January 1, 2009; form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended through October 1, 2001, as in use through March 20, 2006; Johnson Controls, Inc. 2001 Restricted Stock Plan, amended and restated effective January 1, 2008; form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended and restated effective October 1, 2003, as in use through January 2004; form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended March 21, 2006, as in effect since August 1, 2006; Johnson Controls, Inc. 2003 Stock Plan for Outside Directors, amended as of October 1, 2006; form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, for grants made on January 3, 2006; form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended September 16, 2006, as in effect since October 2, 2006; Johnson Controls, Inc. 2007 Stock Option Plan, amended as of September 14, 2007 and form of stock option award agreement for Johnson Controls, Inc. 2007 Stock Option Plan.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Prospectus in the section entitled “The Exchange Offers — Purpose of the Exchange Offers” is incorporated herein by reference.
(b) Use of Securities Acquired.
     The Convertible Notes and Corporate Units acquired pursuant to the Exchange Offers will be retired and cancelled.
(c) Plans.
     (1) None.
     (2) None.
     (3) The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.
     (4) None.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) The information set forth in the Prospectus in the section entitled “Interests of Directors and Executive Officers” is incorporated herein by reference.
     (10) None.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Prospectus in the section entitled “The Exchange Offers—Source and Amount of Funds” is incorporated herein by reference. Johnson Controls is funding the cash portion of the applicable offer consideration by using cash on hand to make these payments. The shares of common stock to be issued in the Exchange Offers are available from Johnson Controls’ authorized but unissued shares of common stock.

(b) Conditions.
     Not applicable.
(d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
(a) Securities Ownership.
     The information set forth in the Prospectus in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.
(b) Securities Transactions.
     The information set forth in the Prospectus in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the Prospectus in the section entitled “Dealer Managers and Information and Exchange Agent” is incorporated herein by reference. None of the Company, the dealer managers or the information and exchange agent is making any recommendation as to whether holders of Convertible Notes or Corporate Units should tender such Convertible Notes or Corporate Units for exchange in the Exchange Offers.
Item 10. Financial Statements.
(a) Financial Information.
     The information set forth in the Prospectus in the sections entitled “Consolidated Ratio of Earnings to Fixed Charges” and “Selected Financial Data” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Part I, Item I of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.
(b) Pro Forma Information.
     The information set forth in the Prospectus in section entitled “Capitalization” is incorporated herein by reference.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Prospectus in the section entitled “The Exchange Offers — Conditions to the Exchange Offers” is incorporated herein by reference.
(b) Other Material Information.
     The information set forth in the Prospectus and the related letter of transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit	Description

(a)(1)(i)	Prospectus, dated September 4, 2009 (incorporated by reference to Johnson Controls, Inc. Registration Statement on Form S-4 filed on September 4, 2009 (the “Registration Statement”))

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(5)	Press Release, dated August 20, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated August 20, 2009)

(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement).

(d)(ii)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(iii)
Letter of agreement dated December 6, 1990 between Johnson Controls, Inc., LaSalle National Trust, N.A. and Fidelity Management Trust Company which replaces LaSalle National Trust, N.A. as Trustee of the Johnson Controls, Inc. Employee Stock Ownership Plan Trust with Fidelity Management Trust Company as Successor Trustee, effective January 1, 1991 (incorporated by reference to Exhibit 4.F to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 1991) (Commission File No. 1-5097).

(d)(iv)
Senior Indenture, dated January 17, 2006, between Johnson Controls, Inc. and U.S. Bank National Association, as successor trustee to JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Registration Statement on Form S-3ASR)(Registration No. 333-157502).

(d)(v)
Supplemental Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009)(Commission File No. 1-5097).

(d)(vi)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.2 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(vii)
Subordinated Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

Exhibit	Description

(d)(viii)
Supplemental Indenture No. 1, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(ix)
Purchase Contract and Pledge Agreement, dated March 16, 2009, among Johnson Controls, Inc., U.S. Bank National Association, as Purchase Contract Agent, and U.S. Bank National Association, as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Exhibit 4.4 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(x)
Form of Remarketing Agreement among Johnson Controls, Inc., U.S. Bank National Corporation, as the Reset Agent and the Remarketing Agent and U.S. Bank National Corporation, as the Purchase Contract Agent (incorporated by reference to Exhibit 4.5 to Johnson Controls, Inc. Current Report on Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(xi)
Officer’s Certificate, dated January 17, 2006, creating the 5.250% Fixed Rate Notes due 2011, the 5.500% Fixed Rate Notes due 2016 and the 6.000% Fixed Rate Notes due 2036 (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K dated January 9, 2006) (Commission File No. 1-5097).

(d)(xii)
Johnson Controls, Inc. 1992 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10A to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xiii)
Johnson Controls, Inc. Common Stock Purchase Plan for Executives as amended November 17, 2004 and effective December 1, 2004 (incorporated by reference to Exhibit 10.B to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2004) (Commission File No. 1-5097).

(d)(xiv)
Johnson Controls, Inc. Director Share Unit Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.M to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xv)
Johnson Controls, Inc. 2000 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10N to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xvi)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended through October 1, 2001, as in use through March 20, 2006 (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated November 17, 2004) (Commission File No. 1-5097).

(d)(xvii)
Johnson Controls, Inc. 2001 Restricted Stock Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.P to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xviii)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended and restated effective October 1, 2003, as in use through January 2004 (incorporated by reference to Exhibit 10.Q to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2005) (Commission File No. 1-5097).

Exhibit	Description

(d)(xix)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended March 21, 2006, as in effect since August 1, 2006 (incorporated by reference to Exhibit 10.R to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xx)
Johnson Controls, Inc. 2003 Stock Plan for Outside Directors, amended as of October 1, 2006 (incorporated by reference to Exhibit 10.T to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxi)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, for grants made on January 3, 2006 (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxii)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended September 16, 2006, as in effect since October 2, 2006 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxiii)
Johnson Controls, Inc. 2007 Stock Option Plan, amended as of September 14, 2007 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xxiv)
Form of stock option award agreement for Johnson Controls, Inc. 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated March 21, 2007) (Commission File No. 1-5097).

(h)	Tax Opinion of Foley & Lardner LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

JOHNSON CONTROLS, INC.

Date: September 4, 2009	By:	/s/ Frank A. Voltolina

	Name:	Frank A. Voltolina
	Title:	Vice President and Corporate Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Prospectus, dated September 4, 2009 (incorporated by reference to Johnson Controls, Inc. Registration Statement on Form S-4 filed on September 4, 2009 (the “Registration Statement”))

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(5)	Press Release, dated August 20, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated August 20, 2009)

(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement).

(d)(ii)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(iii)
Letter of agreement dated December 6, 1990 between Johnson Controls, Inc., LaSalle National Trust, N.A. and Fidelity Management Trust Company which replaces LaSalle National Trust, N.A. as Trustee of the Johnson Controls, Inc. Employee Stock Ownership Plan Trust with Fidelity Management Trust Company as Successor Trustee, effective January 1, 1991 (incorporated by reference to Exhibit 4.F to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 1991) (Commission File No. 1-5097).

(d)(iv)
Senior Indenture, dated January 17, 2006, between Johnson Controls, Inc. and U.S. Bank National Association, as successor trustee to JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Registration Statement on Form S-3ASR)(Registration No. 333-157502).

(d)(v)
Supplemental Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009)(Commission File No. 1-5097).

(d)(vi)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.2 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(vii)
Subordinated Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(viii)
Supplemental Indenture No. 1, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

Exhibit	Description

(d)(ix)
Purchase Contract and Pledge Agreement, dated March 16, 2009, among Johnson Controls, Inc., U.S. Bank National Association, as Purchase Contract Agent, and U.S. Bank National Association, as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Exhibit 4.4 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(x)
Form of Remarketing Agreement among Johnson Controls, Inc., U.S. Bank National Corporation, as the Reset Agent and the Remarketing Agent and U.S. Bank National Corporation, as the Purchase Contract Agent (incorporated by reference to Exhibit 4.5 to Johnson Controls, Inc. Current Report on Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(xi)
Officer’s Certificate, dated January 17, 2006, creating the 5.250% Fixed Rate Notes due 2011, the 5.500% Fixed Rate Notes due 2016 and the 6.000% Fixed Rate Notes due 2036 (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K dated January 9, 2006) (Commission File No. 1-5097).

(d)(xii)
Johnson Controls, Inc. 1992 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10A to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xiii)
Johnson Controls, Inc. Common Stock Purchase Plan for Executives as amended November 17, 2004 and effective December 1, 2004 (incorporated by reference to Exhibit 10.B to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2004) (Commission File No. 1-5097).

(d)(xiv)
Johnson Controls, Inc. Director Share Unit Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.M to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xv)
Johnson Controls, Inc. 2000 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10N to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xvi)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended through October 1, 2001, as in use through March 20, 2006 (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated November 17, 2004) (Commission File No. 1-5097).

(d)(xvii)
Johnson Controls, Inc. 2001 Restricted Stock Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.P to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xviii)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended and restated effective October 1, 2003, as in use through January 2004 (incorporated by reference to Exhibit 10.Q to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2005) (Commission File No. 1-5097).

(d)(xix)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended March 21, 2006, as in effect since August 1, 2006 (incorporated by reference to Exhibit 10.R to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xx)
Johnson Controls, Inc. 2003 Stock Plan for Outside Directors, amended as of October 1, 2006 (incorporated by reference to Exhibit 10.T to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

Exhibit	Description

(d)(xxi)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, for grants made on January 3, 2006 (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxii)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended September 16, 2006, as in effect since October 2, 2006 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxiii)
Johnson Controls, Inc. 2007 Stock Option Plan, amended as of September 14, 2007 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xxiv)
Form of stock option award agreement for Johnson Controls, Inc. 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated March 21, 2007) (Commission File No. 1-5097).

(h)	Tax Opinion of Foley & Lardner LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).